Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258936

PROSPECTUS SUPPLEMENT NO. 3

December 15, 2021

(To Prospectus dated August 26, 2021)

MATTERPORT, INC.

135,193,286 Shares of Class A Common Stock

4,450,000 Warrants to Purchase Shares of Class A Common Stock

and

Up to 11,350,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement further supplements and updates the prospectus dated August 26, 2021, relating to (i) the resale of 135,193,286 shares of Class A common stock, par value $0.0001 per share (the “common stock” or “Matterport common stock”), by the selling securityholders named in the prospectus, (ii) the issuance by us and resale of up to 11,350,000 shares of common stock upon the exercise of outstanding warrants and (iii) the resale of up to 4,450,000 of our outstanding warrants originally issued in a private placement concurrent with the initial public offering of Matterport, Inc., a Delaware corporation (f/k/a Gores Holdings VI, Inc.).

This prospectus supplement incorporates into such prospectus the information (other than information that is furnished and not deemed filed) contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 15, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock trades on The Nasdaq Global Market (the “Nasdaq”) under the ticker symbol “MTTR” and our warrants trade on the Nasdaq under the ticker symbol “MTTRW”. On December 14, 2021, the closing sale price of our common stock as reported by Nasdaq was $23.30 per share and the closing price of our warrants was $10.65 per warrant.

Investing in shares of our common stock or warrants involves risks that are described in the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2021

MATTERPORT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39790	85-1695048
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

352 East Java Drive

Sunnyvale, CA 94089

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 641-2241

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	MTTR	The Nasdaq Global Market
Warrants, each exercisable for one share of Class A common stock for $11.50 per share	MTTRW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On December 15, 2021, Matterport, Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated as of December 15, 2020, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), as amended by that certain First Amendment to Warrant Agreement, by and among the Company, Continental and American Stock Transfer & Trust Company, dated as of July 22, 2021, as part of the units sold in the Company’ s initial public offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated December 15, 2021

99.2	Notice of Redemption, dated December 15, 2021

104	The cover page from this Current Report on Form 8-K of Matterport, Inc. (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Matterport, Inc.

Date: December 15, 2021	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer

Exhibit 99.1

MATTERPORT, INC. ANNOUNCES REDEMPTION OF PUBLIC WARRANTS

SUNNYVALE, Calif. – Matterport, Inc. (“Matterport” or the “Company”) (Nasdaq: MTTR), the leading spatial data company driving the digital transformation of the built world, today announced that the Company will redeem all of its outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Common Stock”), that were issued under the Warrant Agreement entered into between the Company and Continental Stock Transfer & Trust Company (“Continental”) on December 15, 2020, as amended by that certain First Amendment to Warrant Agreement, by and among the Company, Continental and American Stock Transfer & Trust Company (“AST”), dated as of July 22, 2021 (as amended, the “Warrant Agreement”), as part of the units sold in the Company’s initial public offering (the “IPO”) and that remain outstanding at 5:00 p.m. New York City time on January 14, 2022 (the “Redemption Date”) for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). As of December 15, 2021, there were 6,900,000 Public Warrants issued and outstanding. Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and that are still held by the initial holders thereof or their permitted transferees are not subject to this redemption.

Under the terms of the Warrant Agreement, Matterport is entitled to redeem all of the outstanding Public Warrants if the last sales price of shares of Common Stock has been at least $18.00 per share on each of twenty trading days within a thirty-day trading period ending on the third business day prior to the date on which notice of a redemption is given. At the direction of the Company, AST has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.

The Public Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such warrants, at the exercise price of $11.50 per share. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Public Warrants will be entitled to receive only the redemption price of $0.01 per warrant.

“We are pleased to complete another step in the merger transaction with Gores Holdings VI, which is the call for redemption of the publicly held warrants,” said JD Fay, Chief Financial Officer of Matterport. “If all of the Public Warrants are exercised on or prior to the Redemption Date, we will add approximately $79 million to the balance sheet, which is additive to the $640 million of gross proceeds raised in the closing of the merger in July 2021.”

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Public Warrants as to whether to exercise or refrain from exercising any Public Warrants.

The shares of Common Stock underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-258936). The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, a copy of the prospectus is available to the public on, or accessible through, Matterport’s website under the heading “Investor Relations” at www.matterport.com.

Questions concerning redemption and exercise of the Public Warrants can be directed to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219 Attention: Corporation Actions Group, telephone number 877-248-6417, email reorg_warrants@astfinancial.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Matterport, Inc.

Matterport, Inc. (Nasdaq: MTTR) is leading the digital transformation of the built world. Our groundbreaking spatial data platform turns buildings into data to make nearly every space more valuable and accessible. Millions of buildings in more than 170 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

©2021 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Media Contact:

Tim McDowd

Director, Communications

press@matterport.com

Phone: +1 (650) 273-6999

Investor Contact:

Soohwan Kim, CFA

VP, Investor Relations

ir@matterport.com

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the business combination, the services offered by Matterport, Inc. (“Matterport”) and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including the amount of proceeds to be received by Matterport from any exercises of the Public Warrants, Matterport’s ability to implement business plans, forecasts, and other expectations in the industry in which Matterport competes, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

Exhibit 99.2

December 15, 2021

NOTICE OF REDEMPTION OF CERTAIN WARRANTS (CUSIP 577096 118)

Dear Public Warrant Holder,

Matterport, Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on January 14, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated December 15, 2020, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), as amended by that certain First Amendment to Warrant Agreement, dated as of July 22, 2021 (as amended, the “Warrant Agreement”), by and among the Company, Continental and American Stock Transfer & Trust Company, LLC (the “Warrant Agent”), as part of the units sold in the Company’s initial public offering (the “IPO”) for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). Each Public Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per share, subject to adjustments. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants and the Common Stock are listed on the Nasdaq Global Market (the “Nasdaq”) under the symbols “MTTRW” and “MTTR,” respectively. On December 10, 2021, the closing price of the Public Warrants was $11.9305 and the closing price of the Common Stock was $23.49. At 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the Nasdaq.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Common Stock equals or exceeds $18.00 per share on each of 20 trading days within any 30-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Common Stock has been at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on December 10, 2021 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Common Stock. Each whole Public Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Public Warrant exercised (the “Exercise Price”).

Payment of the Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending (1) the warrant certificate representing the Public Warrants being exercised (a “Warrant Certificate”), (2) a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised, and (3) payment in full of the Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, N.Y. 11219

Attention: Corporate Actions Group

Telephone: 877-248-6417

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and payment in full of the Exercise Price must be received by American Stock Transfer & Trust Company, LLC prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate, a fully and properly completed Election to Purchase or the payment in full of the Exercise Price before such time will result in such holder’s Public Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrants who hold their warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on January 18, 2021, to deliver the Public Warrants to the Warrant Agent provided that payment in full of the Exercise Price and a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or without the payment in full of the Exercise Price will be deemed to have been delivered for redemption (at $0.01 per Public Warrant), and not for exercise.

PROSPECTUS

A prospectus covering the Common Stock issuable upon the exercise of the Public Warrants is included in a registration statement (Registration No. 333-258936) initially filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2021 and declared effective by the SEC on August 26, 2021. The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

*********************************

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Matterport, Inc.

/s/ James D. Fay
James D. Fay
Chief Financial Officer

Annex A

MATTERPORT, INC.

ELECTION TO PURCHASE

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive _____________ shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”), of Matterport, Inc. (the “Company”) and herewith tenders payment for such shares of Common Stock to the order of the Company in the amount of $____________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of __________________________, whose address is ________________________________________ and that such shares of Common Stock be delivered to __________________________ whose address is ________________________________________. If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of __________________________, whose address is ________________________________________and that such Warrant Certificate be delivered to ________________________, whose address is ________________________________________.

The warrants to purchase shares of Common Stock have been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement, dated as of December 15, 2020, by and among the Company and Continential Stock Transfer & Trust Company (“Continental”), as amended by that certain First Amendment to Warrant Agreement, dated as of July 22, 2021 (as amended, the “Warrant Agreement”), by and among the Company, Continental and American Stock Transfer & Trust Company, LLC, as warrant agent. Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock.

[Signature Page Follows]

Date:                 , 20__

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).